March 8, 2005


Mail Stop 0510

Via U.S. mail and facsimile

Mr. Dean L. Cash
ATEL Capital Equipment Fund XI, LLC
600 California Street, 6th Floor
San Francisco, CA 94108

Re: 	ATEL Capital Equipment Fund XI, LLC
Form S-1/A filed March 2, 2005
Supplemental Sales Materials received March 8, 2005
File No. 333-120276

Dear Mr. Cash:

      We have reviewed your response and your amended filings and have the following comments. Where indicated, we think you should
revise your documents in response to these comments.    If you
disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM S-1/A FILED MARCH 2, 2005

General

1. We reissue comment 1 from our prior letter.  See SEC Release
33-
7497, Staff Legal Bulletin Nos. 7 and 7A, dated September 4, 1998 and
June 7, 1999, respectively, and "A Plain English Handbook: How to Create Clear SEC Disclosure Documents," issued by the Office of Investor Education and Assistance, each of which is available on the
Commission`s website at www.sec.gov.

Cover Page of Prospectus

The Success of the Fund will be subject to risks inherent in the equipment..., page 10

2. We reissue comment 3 from our prior letter. Item 503(c) of Regulation S-K states that issuers should not "present risk factors that could apply to any issuer or to any offering." The risk you disclose in the second bullet point on the cover page of your prospectus and in the subheading referenced above could apply to any company. Please clearly explain how this specific risk applies to your company. In this regard, we suggested in our prior comments that you could break this risk factor up into two or three risks that each refers to the disappointing performance in the recent past of the prior funds and states directly the specific risk.

Financial Statements

ATEL Capital Equipment Fund XI, LLC

Report of Independent Registered Public Accountants, page F-2

3. It appears that the middle paragraph to the audit report has been
revised to include the suggested language from AU Section 9508.17. To further clarify this matter, we suggest you revise to also include the following sentence from AU 9508.18 "The Company is not
required
to have, nor were we engaged to perform, an audit of its internal control over financial reporting." prior to the suggested language
from AU Section 9508.17.    Please either revise to include this
additional sentence or have your auditors tell us why they believe revision is not necessary.

SUPPLEMENTAL SALES MATERIALS RECEVIED MARCH 8, 2005

4. In responding to the comments below, please provide to us complete copies of your sales materials as revised through the date of your response.

5. We reissue our prior comment 11. Your sales materials must integrate the cover page risk factors into the text of the sales materials so that each risk appears immediately after the related benefit. It is not sufficient to list all of these risk factors together at the beginning of the sales materials, as you have done in your PowerPoint Slide Presentation and your Sales Brochure; your Tri-
Fold Brochure does not discuss any of these risk factors. Please revise accordingly.
6. We reissue our prior comment 12 with respect to the fourth bullet point. The statistic regarding the increase in size of the leasing equipment industry since 1980, as reported by the U.S. Department of
Commerce, is located in your prospecting letters. Please revise your prospecting letters as appropriate or advise us as to how this information is consistent with your prospectus.

*	*	*	*

      As appropriate, please amend your registration statement and supplemental sales materials in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filings.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Meagan Caldwell, Staff Accountant, at (202) 824-5578 or, in her absence, Rufus Decker, Accounting Branch Chief, at (202) 942-1774 if you have questions regarding comments on the financial statements and related matters. Please contact Andrew Schoeffler, Staff Attorney, at (202) 824-5612 or, in his absence, Mark Webb, Legal Branch Chief, at (202) 942-1874 or the undersigned at (202) 942-1950 with any other questions.

Sincerely,



Pamela A. Long
Assistant Director


cc:	Paul J. Derenthal, Esq.
Derenthal & Dannhauser LLP
One Post Street, Suite 575
San Francisco, CA 94104
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Mr. Dean L. Cash
March 8, 2005
Page 1 of 4




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE